United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No    ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No    ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale informs on Public Civil Action

Rio de Janeiro, February 4th, 2019 — Vale S.A. (“Vale”) informs that it was made aware of a decision by the 22nd Civil Court of the Comarca of Belo Horizonte, within the scope of the public civil action n° 5013909-51.2019.8.13.0024, filed by the Public Prosecution Office of the State of Minas Gerais, which determined, among other measures, that the company refrains from disposing tailings or practicing any activity potentially capable of increasing the risks of the Laranjeiras, Menezes II, Capitão do Mato, Dique B, Taquaras, Forquilha I, Forquilha II and Forquilha III dams.

Among the dams included in the court order, three of them were built by the upstream method, Forquilha I, Forquilha II and Forquilha III, and were already inactive and covered by the accelerated decommissioning plan announced to the market in the Press Release “Vale announces the decommissioning of all its upstream tailings dams,” dated January 29th, 2019. The other structures were built by the conventional method.

These structures built by the conventional method have the sole purpose of sediment containment and not tailings disposal except in the case of the Laranjeiras dam. All dams are duly licensed and have their respective stability reports in force. Vale therefore understands that there is no technical basis nor risk assessment to justify a decision to suspend the operation of any of these dams.

The estimated impact of the temporary halting of the Laranjeiras dam at the Brucutu mine (Minas Centrais complex) is approximately 30 million tons of iron ore per year.

Vale informs that it will adopt the appropriate legal measures in relation to this decision and reiterates that all the emergency measures necessary to assist the impacted people and to mitigate the impacts resulting from the breach of Dam I of the Córrego de Feijão mine are being duly adopted.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Samir Bassil: samir.bassil@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Clarissa Couri: clarissa.couri@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: February 4th, 2019		Director of Investor Relations